UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2003

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING

(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

EXHIBITS
SIGNATURES
EXHIBIT INDEX
EX-99.1: AD-HOC RELEASE DATED MARCH 13, 2003
EX-99.2: PRESS RELEASE DATED MARCH 13, 2003

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On March 13, 2003, the supervisory board of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), moved in today’s meeting to propose at the Annual General Meeting on May 9, 2003 the election of Hasso Plattner to the Supervisory Board as a representative of shareholders. As required by the German Securities Trade Act a press release (the “Ad-Hoc Release”) was promptly published. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

In addition, on March 13, 2003, SAP issued a press release (the “Press Release”) announcing SAP’s Co-Founder Hasso Plattner to Step Up to Supervisory Board. The Press Release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Ad-Hoc Release dated March 13, 2003
99.2	Press Release dated March 13, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

By:	/s/ Henning Kagermann

	Name: Title:	Prof. Dr. Henning Kagermann CEO and Co-Chairman

By:	/s/ Werner Brandt

	Name: Title:	Dr. Werner Brandt CFO

Date: March 13, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Ad-Hoc Release dated March 13, 2003
99.2	(ii) Press Release dated March 13, 2003

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